Exhibit 99.1

Uxin Announces Adoption of Rule 10b5-1 Purchase Plan by Entity Controlled by Chairman and CEO

BEIJING, July 1, 2026 — Uxin Limited (“Uxin” or the “Company”) (Nasdaq: UXIN), a leading used car retailer in China, today announced that the Company has been informed by Mr. Kun Dai, chairman of the board of directors and chief executive officer of the Company, that Xin Gao Group Limited, an entity controlled by Mr. Kun Dai, has entered into a pre-arranged trading plan on June 30, 2026 to purchase up to US$5 million of the Company’s American Depositary Shares under his share purchase plan previously announced on June 18, 2026. The plan is required to satisfy the affirmative defense provided by Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The plan was adopted in accordance with the Company’s insider trading policy. Under the plan, purchases will be executed only if and when the purchase price is no more than US$2.85 per American Depositary Share, among other conditions. To satisfy the 90-day cooling-off period requirement by Rule 10b5-1 under the Securities Exchange Act of 1934, purchases under the plan are authorized to commence on September 28, 2026.

About Uxin

Uxin is China’s leading used car retailer, pioneering industry transformation with advanced production, new retail experiences, and digital empowerment. We offer high-quality and value-for-money vehicles as well as superior after-sales services through a reliable, one-stop, and hassle-free transaction experience. Under our omni-channel strategy, we are able to leverage our pioneering online platform to serve customers nationwide and establish market leadership in selected regions through offline inspection and reconditioning centers. Leveraging our extensive industry data and continuous technology innovation throughout more than ten years of operation, we have established strong used car management and operation capabilities. We are committed to upholding our customer-centric approach and driving the healthy development of the used car industry.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about Uxin’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Uxin’s goal and strategies; its expansion plans and successful completion of certain financing transactions; its future business development, financial condition and results of operations; Uxin’s expectations regarding demand for, and market acceptance of, its services; its ability to provide differentiated and superior customer experience, maintain and enhance customer trust in its platform, and assess and mitigate various risks, including credit; its expectations regarding maintaining and expanding its relationships with business partners, including financing partners; trends and competition in China’s used car e-commerce industry; the laws and regulations relating to Uxin’s industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing.

For investor and media enquiries, please contact:

Uxin Limited Investor Relations

Uxin Limited

Email: ir@xin.com

The Blueshirt Group

Mr. Jack Wang

Phone: +86 166-0115-0429

Email: Jack@blueshirtgroup.co